1. Name and Address of Reporting Person
   Wright, Felix E.
   No 1 Leggett Road
   Carthage, MO 64836
   USA
2. Issuer Name and Ticker or Trading Symbol
   Leggett & Platt, Incorporated (LEG)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2001
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   President & Chief Executive Of
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   |             +-----------+------+----------+   Year         |   Indirect|   Owner-   |
|                                 |   Year)  |             |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------------+-----------+------+----------+----------------+-----------+------------+
Common Stock                       12/31/2001 A             7846        A      $0.0000                     I           Living Trust
                                   <F1>                                        <F1>
Common Stock                       12/31/2001 A             6050        A      $0.0000                     I           Living Trust
                                   <F2>                                        <F2>
Common Stock                       12/31/2001 A             1292        A      $0.0000    1776008          I           Living Trust
                                   <F3>                                        <F3>
Common Stock                       12/31/2001 A             7970        A      $0.0000    327245           I           Held in Trust
                                   <F4>                                        <F4>                                    under
                                                                                                                       Issuer's
                                                                                                                       Retirement
                                                                                                                       Plan
Common Stock                                                                              1440             I           Wife
Common Stock                                                                              0                I           Wife
                                                                                                                       (Custodian)
Common Stock                                                                              16874            I           Residuary
                                                                                                                       Trust
Common Stock                                                                              95572            I           Unified
                                                                                                                       Credit & GST
                                                                                                                       Trust

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Year    |(I)    |ship   |
+-------------+--------+----------+---------+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $0.01                                                12/28/2010 Common                      33332    I       Living
(Right to buy)                                                                 Stock                                        Trust
Stock Options  $0.01                                                12/05/2011 Common                      74224    I       Living
(Right to buy)                                                                 Stock                                        Trust
Stock Options  $0.01                                                12/23/2012 Common                      72390    I       Living
(Right to buy)                                                                 Stock                                        Trust
Stock Options  $0.01                                                06/30/2013 Common                      2828     I       Living
(Right to buy)                                                                 Stock                                        Trust
Stock Options  $0.25                                                12/11/2009 Common                      43776    I       Living
(Right to buy)                                                                 Stock                                        Trust
Stock Options  $3.09    12/15/2000 A         11276       01/01/2002 12/14/2015 Common  112760   $0.0000    112760   I       Living
(Right to buy)          <F5>                 0                                 Stock                                        Trust
Stock Options  $3.85                                                03/22/2014 Common                      97221    I       Living
(Right to buy)                                                                 Stock                                        Trust
Stock Options  $4                                                   12/12/2014 Common                      103977   I       Living
(Right to buy)                                                                 Stock                                        Trust
Stock Options  $4.18    06/18/2001 A         7012        12/18/2001 06/17/2016 Common  7012     $0.0000    7012     I       Living
(Right to buy)                                                                 Stock                                        Trust
Stock Options  $17.69   01/01/2001 A         50000       07/02/2002 01/03/2011 Common  50000    $0.0000    50000    I       Living
(Right to buy)                                           <F6>                  Stock                                        Trust
Stock Options  $20                                                  04/11/2009 Common                      350000   I       Living
(Right to buy)                                                                 Stock                                        Trust

Explanation of Responses:

<F1>
Stock Awards made to Reporting Person under Issuer's 1989 Flexible Stock Plan in transactions exempt under Rule 16b-3. Shares were awarded during fiscal year ending 12/31/01 at fair market values ranging from $17.00 to $24.23 per share. The information is presented as of 12/31/01.
<F2>
Acquisition of stock units under Issuer's 1989 Flexible Stock Plan (Executive Deferred Stock Program) exempt under Rule 16b-3. Units were granted during the fiscal year ended 12/31/01 at prices ranging from $17.69 to $21.99.
<F3>
Acquisition of stock under Issuer's 1989 Discount Stock Plan in transactions exempt under Rule 16b-3. Shares were awarded during fiscal year ending 12/31/01 at values ranging from $16.44 to $19.55 per share. The information is presented as of 12/31/01.
<F4>
Shares were acquired under Issuer's Restated Employee Stock Purchase/Stock Bonus Plan through reinvestment of dividends of common stock held in the Plan Trust for fiscal year ended 12/31/01 at prices ranging from $17.05 to $20.95 per share. The information is presented as of 12/31/01.
<F5>
These options were granted pursuant to the Issuer's Deferred Compensation Program based on elections made in 2000 to defer income becoming payable in 2001. The options are exempt under Rule 16b-3. Since the number of shares subject to option could not be determined until 2001 compensation levels were determined, these options did not become reportable until 2001.
<F6>
The option vests in three equal annual installments beginning July 2, 2002.

SIGNATURE OF REPORTING PERSON
/s/ Felix E. Wright

DATE
02/13/2002